UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

The McClatchy Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
579489-10-5
(CUSIP Number)
Karole Morgan-Prager, Esq. Vice President and Corporate Secretary The McClatchy Company 2100 Q Street Sacramento, CA 95816 (916) 321-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 579489-10-5
1. Names of Reporting Persons. Theodore R. Mitchell
2.Check the Appropriate Box if a Member of a Group (See Instructions). (a) (b)
3.SEC Use Only
4.Source of Funds (See Instructions) Not applicable
5.Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power 14,950
8.Shared Voting Power 12,500,000
9.Sole Dispositive Power 14,950
10.Shared Dispositive Power 12,500,000
11.Aggregate Amount Beneficially Owned by Each Reporting Person 12,514,950
12.Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11) 17.5%
14.Type of Reporting Person (See Instructions)
IN

CUSIP No. 579489-10-5                                                              Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of The McClatchy Company, a Delaware corporation (the “Company”). The principal executive offices of The McClatchy Company are located at 2100 Q Street, Sacramento, California 95816.

Item 2.  Identity and Background

This statement is filed on behalf of Theodore R. Mitchell, a United States citizen, whose business address is 2100 Q Street, Sacramento, California 95816. Dr. Mitchell currently serves as president and chief executive officer of NewSchools Venture Fund, a national funder of education innovations, with offices located at 49 Stevenson, Suite 575, San Francisco, California 94105. He also currently serves as president of the California State Board of Education. During the last five years, Theodore R. Mitchell has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Because the shares to which this Statement relates were not acquired by purchase, Item 3 is not applicable. See Items 4 and 5(a) below.

Item 4.  Purpose of Transaction

On May 20, 2009, Theodore R. Mitchell was named one of four co-trustees of four separate trusts established for the benefit of McClatchy family members. Each of the four trusts holds 3,125,000 shares of Class B Common Stock. Subject to the terms of the Stockholders' Agreement dated as of September 17, 1987, described in Item 6 below, each holder of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis.

By written appointment of successor trustees dated July 19, 1982, Charles K. McClatchy appointed William Ellery McClatchy, James B. McClatchy, William K. Coblentz, William M. Roth and Erwin Potts to succeed him as co-trustees. Said persons became co-trustees of each of said trusts by reason of the death of Charles K. McClatchy on April 16, 1989. Effective May 17, 2000, William M. Roth resigned as a co-trustee and did not name a successor, which resulted in a decrease in the number of co-trustees from five to four. Effective as of May 14, 2003, by written appointment of successor trustees, Erwin Potts appointed Gary Pruitt to succeed him as a co-trustee. Effective as of September 3, 2008, Gary Pruitt voluntarily resigned as a co-trustee of each of the trusts and named Leroy Barnes, Jr. as his successor.  Effective as of May 20, 2009, William K. Coblentz retired from the Board of Directors of the Company and, in connection with his retirement, Mr. Coblentz resigned as a co-trustee of each of the trusts and Theodore R. Mitchell was named as his successor.  As a result William Ellery McClatchy, William B. McClatchy, Leroy Barnes, Jr. and Theodore R. Mitchell currently share voting and dispositive power over the shares in said trusts.

Theodore R. Mitchell and the trusts or any of them may, from time to time, increase, reduce or dispose of their respective investments in The McClatchy Company, depending on general economic conditions, economic conditions in the markets in which The McClatchy Company operates, the market price of the Class A Common Stock, the availability of funds, borrowing costs, other opportunities available to Dr. Mitchell (and/or the trusts), and other considerations.

Except as set forth in this Schedule 13D, Theodore R. Mitchell did not become co-trustee of the trusts, and does not currently intend to exercise his duties as co-trustee for, the purpose of implementing any plans or proposals which relate to, or would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

CUSIP No. 579489-10-5                                                              Schedule 13D

Theodore R. Mitchell is currently a director of The McClatchy Company, having served in this capacity since 2001. In this role,  Dr. Mitchell is actively involved in managing the business and affairs of The McClatchy Company and may suggest or, from time to time, approve or authorize, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Theodore R. Mitchell is 12,514,950 which include 14,950 shares of Class A Common Stock (including stock options) and 12,500,000 shares of Class B Common Stock.  The percentage of Common Stock beneficially owned by Dr. Mitchell is approximately 17.5%, based on a total of  58,594,096 shares of Class A Common Stock issued and outstanding as of May 5, 2009, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.

(b) The number of shares of Common Stock as to which Theodore R. Mitchell has:

(i)	Sole power to vote or direct the vote: 14,950 shares of Class A Common Stock;

(ii)	Shared power to vote or direct the vote: 12,500,000 shares of Class B Common Stock;

(iii)	Sole power to dispose or direct the disposition of: 14,950 shares of Class A Common Stock;

(iv)	Shared power to dispose or direct the disposition of: 12,500,000 shares of Class B Common Stock.

Of the 12,514,950 shares noted above: (1) 13,750 are subject to stock options which are currently exercisable or exercisable within 60 days and (2) 12,500,000 shares of Class B Common Stock are held under four separate trusts, each with 3,125,000 shares and different income beneficiaries.  Leroy Barnes, Jr., William B.  McClatchy, William Ellery McClatchy and Theodore R. Mitchell share joint voting and investment control with respect to these trusts.  The filing of this Schedule 13D shall not be construed as an admission that Theodore R. Mitchell is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

A.	Name: Leroy Barnes, Jr.

B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired

D. During the last five years, Leroy Barnes, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, Leroy Barnes, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: United States.

CUSIP No. 579489-10-5                                                              Schedule 13D

A. Name: William Ellery McClatchy

B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

D. During the last five years, William Ellery McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, William Ellery McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: United States.

A. Name: William B. McClatchy

B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Editor of Index Investing’s ETFzone.com, principal business address at 2090 Centro East, Tiburon, California 94920.

D. During the last five years, William B. McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, William B. McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: United States.

(c)	None.

(d)	Only those persons identified in Item 5(b) above.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more "Permitted Transferees," subject to certain exceptions. A "Permitted Transferee" is any current holder of shares of Class B Common Stock of McClatchy; any lineal descendant of Charles K. McClatchy; or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more of lineal descendants of Charles K. McClatchy. Subject to the terms of the agreement, each holder of shares of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis.

CUSIP No. 579489-10-5                                                              Schedule 13D

In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events," each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder's ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, McClatchy has the option of purchasing the remaining shares. In general, any shares not purchased under this procedure will be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of common stock of McClatchy). The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

In accordance with The McClatchy Company's Amended and Restated Certificate of Incorporation, Class A shareholders have the right, voting as a separate class, to elect that number of directors constituting 25% (or the nearest larger whole number) of the total number of members of the board of directors and to remove any director elected by the Class A shareholders. On all matters other than the election and removal of directors, each share of Class A Common Stock entitles the holder to one-tenth (1/10) of a vote. Class B shareholders have the right, voting as a separate class, to elect that number of directors not elected by the Class A shareholders and to remove any director elected by the Class B shareholders. On all matters other than the election and removal of directors, each share of Class B Common Stock entitles the holder to one vote.

Except as may be contemplated by the Stockholders' Agreement dated as of September 17, 1987, described above, a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, Theodore R. Mitchell is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including, but not limited to, the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

The Stockholders’ Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

CUSIP No. 579489-10-5                                                              Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 2009                                                                          /s/ Theodore R. Mitchell
                        Theodore R. Mitchell